As filed with the Securities and Exchange Commission on April 30, 2004

                                               REGISTRATION NO. 333-____________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
               (Exact name of registrant as specified in charter)


           DELAWARE                                        58-1954497
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


                            1940 NORTHWEST 67TH PLACE
                           GAINESVILLE, FLORIDA 32653
                                 (352) 373-4200
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)

                             DR. LOUIS F. CENTOFANTI
                              CHAIRMAN OF THE BOARD
                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
                            1940 NORTHWEST 67TH PLACE
                           GAINESVILLE, FLORIDA 32653
                                 (352) 373-4200
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                           IRWIN H. STEINHORN, ESQUIRE
                             CONNER & WINTERS, P.C.
                        ONE LEADERSHIP SQUARE, SUITE 1700
                               211 NORTH ROBINSON
                          OKLAHOMA CITY, OKLAHOMA 73102
                                 (405) 272-5711


      Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

      If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box: |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: |_|

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                                                   CALCULATION OF REGISTRATION FEE
=============================== ====================== ======================= ===================== ================
                                                              PROPOSED               PROPOSED
     TITLE OF EACH CLASS              NUMBER OF               MAXIMUM                MAXIMUM            AMOUNT OF
     OF SECURITIES TO BE            SHARES TO BE           OFFERING PRICE           AGGREGATE         REGISTRATION
          REGISTERED                 REGISTERED              PER SHARE            OFFERING PRICE           FEE
------------------------------- ---------------------- ----------------------- --------------------- ----------------
Common Stock                        6,391,751(1)              $2.08(2)            $13,294,842(2)         $1,685
=============================== ====================== ======================= ===================== ================

(1) Includes (a) 4,616,113 shares which have been issued by the Registrant pursuant to a private placement and (b) 1,775,638 shares issuable by the Registrant upon the exercise of various warrants issued by the Registrant in the private placement having an exercise price of $2.92 per share. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(2) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) on the basis of the average of the high and low price as quoted on the NASDAQ Small Cap Market on April 26, 2004.

--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION: DATED APRIL 30, 2004

PROSPECTUS

--------------------------------------------------------------------------------

                     [PERMAFIX ENVIRONMENTAL SERVICES LOGO]

                                6,391,751 SHARES

                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.

                                  COMMON STOCK

--------------------------------------------------------------------------------

      This prospectus relates to the offer or sale of up to 6,391,751 shares of Perma-Fix Environmental Services, Inc. common stock from time to time by the Selling Stockholders listed in this prospectus. We will not receive any proceeds from the sale of such shares by the Selling Stockholders.

      Our common stock is traded on the Nasdaq SmallCap Market under the symbol "PESI" and on the Boston Stock Exchange under the symbol "PES." On April 26, 2004, the closing price of our common stock as reported on the Nasdaq SmallCap Market was $2.06.

      We have agreed to pay all the costs and fees relating to the registration of the shares covered by this prospectus. However, we will not pay any discounts, concessions, or commissions payable to underwriters, dealers, or agents incident to the offering of such shares or the fees and expenses incurred by counsel for the Selling Stockholders.

                      ------------------------------------

         INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK.
          SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS FOR
                       CERTAIN RISKS YOU SHOULD CONSIDER.

                      ------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE
      ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                      ------------------------------------


                The date of this prospectus is __________, 2004.

                                TABLE OF CONTENTS

ABOUT OUR BUSINESS.............................................................1
RISK FACTORS...................................................................2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................10
RECENT DEVELOPMENTS...........................................................10
USE OF PROCEEDS...............................................................12
SELLING STOCKHOLDERS..........................................................12
PLAN OF DISTRIBUTION..........................................................15
LEGAL OPINION.................................................................16
EXPERTS.......................................................................16
WHERE YOU CAN FIND MORE INFORMATION...........................................16



      Unless the context  otherwise  requires,  references in this prospectus to
"Perma-Fix,"   "the   company,"   "we,"  "our,"  and  "us"  refer  to  Perma-Fix
Environmental Services, Inc. and its consolidated subsidiaries.

                               ABOUT OUR BUSINESS

      We are engaged, through our subsidiaries, in the following lines of business:

                      INDUSTRIAL WASTE MANAGEMENT SERVICES

      Our Industrial Waste Management Services include:

      o treatment, storage, processing, and disposal of hazardous and non-hazardous waste;

      o industrial waste and wastewater management services, including the collection, treatment, processing and disposal of hazardous and non-hazardous waste; and

      o     various waste management services to certain governmental agencies.

      These services are primarily conducted through eight of our subsidiaries and through various locations within our government services group:

      o     Perma-Fix Treatment Services, Inc. located in Tulsa, Oklahoma;

      o     Perma-Fix of Dayton, Inc. located in Dayton, Ohio;

      o     Perma-Fix of Ft. Lauderdale, Inc. located in Davie, Florida;

      o     Perma-Fix of Orlando, Inc. located in Orlando, Florida;

      o     Perma-Fix of South Georgia, Inc. located in Valdosta, Georgia;

      o     Perma-Fix of Michigan, Inc. located in Detroit, Michigan;

      o     Perma-Fix of Maryland, Inc. located in Baltimore, Maryland; and

      o     Perma-Fix of Pittsburgh, Inc. located in Pittsburgh, Pennsylvania.

                        NUCLEAR WASTE MANAGEMENT SERVICES

      Our Nuclear Waste Management Services include:

      o treatment, storage, processing and disposal of mixed waste (waste containing both low-level radioactive and hazardous waste); and

      o nuclear and low-level radioactive waste treatment, processing and disposal, which includes research, development, and on and off-site waste remediation and processing.

      These services are primarily conducted through three of our subsidiaries:

      o     Perma-Fix of Florida, Inc. located in Gainesville, Florida;

      o     Diversified   Scientific   Services,   Inc.   located  in  Kingston,
            Tennessee; and

      o East Tennessee Materials and Energy Corporation located in Oak Ridge, Tennessee.

                         CONSULTING ENGINEERING SERVICES

      Our Consulting Engineering Services include broad-scope environmental issues, including:

      o     environmental management programs

      o     regulatory permitting

      o     compliance and auditing

      o     field testing and characterization

      These services are primarily conducted through our subsidiary, Schreiber, Yonley & Associates, Inc., located in St. Louis, Missouri.

      We have grown through both acquisitions and internal development. Our present objective is to focus on the operations, maximize profitability, and to continue the research and development of innovative technologies for the treatment of nuclear, mixed and industrial waste.

      We service research institutions, commercial companies, public utilities, and governmental agencies nationwide. The distribution channels for services are through direct sales to customers or via intermediaries.

      We were incorporated in the State of Delaware in December 1990. Our executive offices are located at 1940 N.W. 67th Place, Gainesville, Florida 32653, and our telephone number is (352) 373-4200. Our website is located at www.perma-fix.com. The information contained in our website is not incorporated by reference in this prospectus.


                                  RISK FACTORS

      Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth in this prospectus and any accompanying prospectus supplement delivered with this prospectus, as well as other information we include or incorporate by reference in this prospectus and any accompanying prospectus supplement and the additional information in the other reports we file with the Securities and Exchange Commission ("SEC").

OUR SUBSTANTIAL AMOUNT OF DEBT COULD ADVERSELY AFFECT OUR OPERATIONS.


      We have a substantial amount of debt. At March 31, 2004, our aggregate consolidated debt was approximately $20.9 million. If our floating rates of interest experienced an upward increase of 1%, our debt service would increase by approximately $209,000 annually. Our secured revolving credit facility (the "Credit Facility") provides for an aggregate commitment of $25 million, consisting of an $18 million revolving line of credit and a term loan of $7 million. The maximum we can borrow under the revolving part of the Credit Facility is based on a percentage of the amount of our eligible receivables outstanding at any one time. The Credit Facility is due December, 2005. Although we used a substantial portion of the net proceeds received from a recently completed private placement (see "Recent Developments - Private Placement") to reduce our indebtedness under the revolving part of the Credit Facility, we intend to continue to borrow under that facility from time to time, and this reduction did not reduce the amount we can borrow under the Credit Facility. As of March 31, 2004, we had borrowings under our revolving part of our Credit Facility of $1.7 million and borrowing availability of up to an additional $11.4 million based on our then outstanding eligible receivables.

      Our high leverage could have material adverse consequences on our ability to operate our business, including the following:

      o it may make it difficult for us to satisfy our obligations and contractual and commercial commitments

      o our ability to obtain additional financing in the future for refinancing indebtedness, acquisitions, working capital, capital expenditures or other purposes may be impaired;

      o funds available to us for our operations and general corporate purposes or for capital expenditures will be reduced because a substantial portion of our consolidated cash flow from operations will be dedicated to the payment of the principal and interest on our indebtedness;

      o we may be more highly leveraged than certain of our competitors, which may place us at a competitive disadvantage;

      o we may be more vulnerable to a downturn in general economic conditions;

      o certain of the borrowings under our debt agreements have floating rates of interest, which cause us to be vulnerable to increases in interest rates; and

      o we must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which reduces the funds available to us for other purposes.

      Our ability to make principal and interest payments, or to refinance indebtedness, will depend on both our and our subsidiaries' future operating performance and cash flow. Prevailing economic conditions, interest rate levels, and financial, competitive, business, and other factors affect us. Many of these factors are beyond our control.

THE DOCUMENTS GOVERNING OUR INDEBTEDNESS RESTRICT OUR ABILITY TO ENGAGE IN CERTAIN BUSINESS TRANSACTIONS.

      The terms of the Credit Facility restrict our ability and the ability of our subsidiaries, without the lender's approval, to, among other things:

      o     incur or guarantee additional indebtedness;

      o     pay cash dividends on, redeem or repurchase capital stock;

      o     make certain investments;

      o     incur or permit to exist liens;

      o     make material changes in the nature or conduct of our business;

      o merge or consolidate with or acquire substantially all of the stock or assets of other companies; and

      o     transfer or sell assets.

      The Credit Facility also requires that we meet specified financial ratios and financial condition tests. Our ability to make additional borrowings under the Credit Facility depends upon satisfaction of these covenants. Our ability to meet these covenants and requirements may be affected by events beyond our control.

      Our failure to comply with obligations under the Credit Facility could result in an event of default under the facility. A default, if not cured or waived, could permit acceleration of our indebtedness. We cannot be certain that we will be able to remedy any default. If our indebtedness is accelerated, we cannot be certain that we will have funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

THE CONVERSION OF OUR CONVERTIBLE PREFERRED STOCK AND EXERCISE OF OUR OUTSTANDING WARRANTS AND OPTIONS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL AND MAY HAVE DILUTION AND OTHER EFFECTS ON OUR EXISTING STOCKHOLDERS.

      The conversion of our outstanding Series 17 Class Q Convertible Preferred Stock, par value $.001 per share (the "Series 17 Preferred") could result in the issuance of up to 1,666,667 shares of common stock at a conversion price of $1.50 per share of common stock, subject to adjustment pursuant to certain anti-dilution provisions. The exercise of our outstanding warrants and options into common stock could result in the issuance of up to approximately 12,980,493 shares and 3,139,950 shares, respectfully (assuming that all options and warrants are currently exercisable). The exercise prices of the outstanding warrants and options range from $1.00 per share to $3.25 per share, subject to adjustment pursuant to certain anti-dilution provisions. Consequently, upon such issuances, our stockholders could experience a significant dilution of their investment. Dilution of our common stock may potentially have a material adverse impact on our earnings per share and could, among other things, depress the price of our common stock. This result could detrimentally affect our ability to raise additional equity capital.

      The conversion of our outstanding Series 17 Preferred and the exercise of all of our outstanding warrants and options could result in us having outstanding a total of 59,214,835 shares of common stock, assuming all outstanding warrants and options are currently exercisable and subject to adjustment pursuant to certain anti-dilution provisions. Such issuances would significantly reduce the percentage ownership of our existing and future common stockholders.

      Many of the beneficial holders of our convertible preferred stock and the holders of many of our outstanding warrants and options may immediately sell the full amount of common stock received upon conversion of the convertible preferred stock and exercise of the warrants and options, as applicable, as those shares of common stock are subject to effective registration statements that are currently in effect. As these shares are sold, the price of the common stock may decrease.

CAPITAL BANK'S INVESTORS BENEFICIALLY OWN A SIGNIFICANT NUMBER OF OUR OUTSTANDING SHARES, HAVE THE RIGHT TO ACQUIRE ADDITIONAL SHARES, AND HAVE THE ABILITY TO RESELL SUCH SHARES, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL FUNDS AND TO UNDERTAKE CERTAIN TRANSACTIONS.

      As of April 22, 2004, Capital Bank-Grawe Gruppe AG ("Capital Bank"), owned of record, as agent for certain of its investors, 7,246,045 shares of our common stock or approximately 17.5% of the outstanding shares of common stock, and had the right to acquire an additional 4,334,805 shares of common stock pursuant to the convertible preferred stock and warrants held in Capital Bank's name, as agent for certain investors. If Capital Bank acquires all of the shares issuable pursuant to such preferred stock and warrants, Capital Bank would own of record 11,580,850 shares of common stock, representing 25.3% of our then issued and outstanding common stock, assuming we issue no other shares of common stock and Capital Bank does not dispose of any shares. We receive proceeds from the exercise for cash of the warrants held by Capital Bank's investors, but we will not receive any proceeds from the resale of these shares by Capital Bank's investors.

      A substantial amount of the shares beneficially owned by Capital Bank's investors are registered for resale. To the extent that Capital Bank's investors sell these shares at times when we are attempting to raise additional capital, our ability to raise these additional funds may be adversely impacted.

      We are not aware of any agreement or understanding among Capital Bank's investors to act as a group (as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). However, if Capital Bank's investors agree to act as a group or otherwise to act in concert for the purpose of voting on matters subject to stockholder vote, our management could be greatly impacted. For instance, this investor group could instruct Capital Bank to vote for or against the approval of a merger or other proposal requiring stockholder approval. As a result, the ability of our other stockholders to influence our management and policies could be limited, and their ability to realize opportunities to sell some or all of their stock at prices that represent a premium over market prices could be lost.

THE ISSUANCE OF ADDITIONAL SHARES OF OUR COMMON STOCK MAY ALSO RESULT IN A CHANGE IN CONTROL.

      The issuance of additional shares of our common stock upon conversion of the Series 17 Preferred and exercise of our currently outstanding warrants could result in a substantial number of shares being held by one or more groups acting in concert. In that event, such group or groups may have the ability to cause a change in control under our Credit Agreement. Our Credit Facility provides that a change of control will occur if (a) Dr. Louis F. Centofanti, our Chairman, President, and Chief Executive Officer, or Richard T. Kelecy, our Chief
Financial Officer, ceases to serve as a senior executive officer in substantially the same capacity as served on the date of the Credit Facility or
(b) the persons who were members of our Board on the closing of the Credit Facility cease to constitute 50% of our Board. Each of these events could be an event of default under the terms of the credit facility.

      The terms of the Purchase Agreement covering our subordinated notes provide that if Dr. Centofanti ceases to be our President and Chief Executive Officer, the holders of the subordinated notes have the option to require us to prepay all amounts owing under the subordinated notes. As of the date of this prospectus, we owe under the subordinated notes the principal sum of $5.6 million, which principal sum is due in full on July 31, 2006. The Purchase Agreement covering the subordinated notes also provides that if any person or group is successful in electing its nominees to 50% or more of the positions on our Board, then the holders of the Subordinated Notes have the option to require us to prepay all amounts owing under the Subordinated Notes, plus a prepayment premium.

      If anyone or a group were to successfully attempt to cause any of these changes in our management or Board, we could be in default under our loan agreements.

IF WE ARE UNABLE TO MAINTAIN OUR DOE SUBCONTRACTS, OR THE SUBCONTRACTS ARE DELAYED, WE COULD LOSE A PRIMARY REVENUE SOURCE.

      Currently, a material amount of our nuclear segment's revenues are generated pursuant to subcontracts under contracts with the U. S. Department of Energy (the "DOE"). Each subcontract provides that the contractor, on its or the DOE's behalf, may terminate or delay each contract under which the subcontracts were issued at any time by notifying us. If we fail to maintain, renew, or replace these contracts, our revenues could be materially reduced, and your investment could be materially and adversely affected. We have significant revenues under subcontracts granted to our nuclear segment by Bechtel Jacobs Company, LLC, a contractor to the DOE, which were approximately $13,139,000, and $9,664,000, representing 15.5% and 11.6%, respectively, of our consolidated revenues for 2003 and 2002.

THE INABILITY TO COMPLETE EXISTING GOVERNMENT CONTRACTS OR WIN NEW GOVERNMENT CONTRACTS OVER AN EXTENDED PERIOD COULD HARM OUR OPERATIONS AND ADVERSELY AFFECT OUR FUTURE REVENUES.

      Most of our government contracts or our subcontracts granted under government contracts are awarded through a regulated competitive bidding process. Some government contracts are awarded to multiple competitors, which increases overall competition and pricing pressure and may require us to make sustained post-award efforts to realize revenues under these government contracts. In addition, government clients can generally terminate or modify their contracts at their convenience. The inability to complete existing government contracts or win new government contracts over an extended period could harm our operations and adversely affect our future revenues.

IF WE CANNOT MAINTAIN OUR GOVERNMENTAL PERMITS OR CANNOT OBTAIN REQUIRED PERMITS, WE MAY NOT BE ABLE TO CONTINUE OR EXPAND OUR OPERATIONS.

      We are a waste management company. Our business is subject to extensive, evolving, and increasingly stringent federal, state, and local environmental laws and regulations. Such federal, state, and local environmental laws and regulations govern our activities regarding the treatment, storage, recycling, disposal, and transportation of hazardous and non-hazardous waste and low-level radioactive waste. We must obtain and maintain permits, licenses and/or approvals to conduct these activities in compliance with such laws and regulations. Failure to obtain and maintain the required permits, licenses and/or approvals would have a material adverse effect on our operations and financial condition. If we are unable to maintain our currently held permits, licenses, and/or approvals or obtain any additional permits, licenses and/or approvals which may be required as we expand our operations, we may not be able to continue certain of our operations. See "Risk Factors - Our Industrial waste management services and nuclear waste management services subject us to potential environmental liability."

CHANGES IN ENVIRONMENTAL REGULATIONS AND ENFORCEMENT POLICIES COULD SUBJECT US TO ADDITIONAL LIABILITY AND ADVERSELY AFFECT OUR ABILITY TO CONTINUE CERTAIN OPERATIONS.

      Because the environmental industry continues to develop rapidly, we cannot predict the extent to which our operations may be affected by future enforcement policies as applied to existing laws, by changes to current environmental laws and regulations, or by the enactment of new environmental laws and regulations. Any predictions regarding possible liability under such laws are complicated further by current environmental laws which provide that we could be liable, jointly and severally, for certain activities of third parties over whom we have limited or no control.

IF WE ARE UNABLE TO MAINTAIN PROFITABILITY, WE MAY BE UNABLE TO COMPLY WITH CERTAIN GOVERNMENT REGULATIONS AND COULD BECOME SUBJECT TO SUBSTANTIAL FINES OR LOSE OUR PERMITS.

      The standards imposed by federal, state, and local environmental laws require us to incur additional expenses as necessary to upgrade our facility. If we are unable to continue to be profitable on a long-term basis, our ability to remain in compliance with various federal, state, and local environmental regulations would be impaired. Violation of such federal, state, and local regulations could result in the loss of one or more of our permits or subject us to substantial fines, penalties, or other liabilities that could have a material adverse impact on our financial condition and our ability to continue certain of our operations.

OUR INDUSTRIAL WASTE MANAGEMENT SERVICES AND NUCLEAR WASTE MANAGEMENT SERVICES SEGMENTS SUBJECT US TO POTENTIAL ENVIRONMENTAL LIABILITY.

      Our business of rendering services in connection with management of waste, including certain types of hazardous waste and low-level radioactive waste, subjects us to risks of liability for damages. Such liability could involve, without limitation:

      o claims for clean-up costs, personal injury or damage to the environment in cases in which we are held responsible for the release of hazardous or radioactive materials;

      o claims of employees, customers, or third parties for personal injury or property damage occurring in the course of our operations; and

      o claims alleging negligence or professional errors or omissions in the planning or performance of our services.

      Our operations are subject to numerous environmental laws and regulations. We have in the past, and could in the future, be subject to substantial fines, penalties, and sanctions for violations of environmental laws and substantial expenditures as a responsible party for the cost of remediating any property which may be contaminated by hazardous substances generated by us and disposed at such property or transported by us to a site selected by us, including properties we own or lease.

      During  the  first  quarter  of  2004,  we  discovered  that  one  of  our subsidiaries has been storing a substantial amount of hazardous and non-hazardous waste in violation of certain environmental laws. We voluntarily reported this matter to the appropriate state governmental authorities and have removed this waste to permitted treatment, storage, and/or disposal facilities ("TSD facilities"). As of the date of this prospectus, the state has not advised us as to what action or actions, if any, it intends to take against our subsidiary as a result of this matter. The state could assert monetary fines and penalties or take other action against our subsidiary as a result of this matter (including, but not limited to, loss of permits), which may have a material adverse effect upon us.

AS OUR OPERATIONS EXPAND, WE MAY BE SUBJECT TO INCREASED LITIGATION, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR FUTURE FINANCIAL RESULTS.

      Our operations are regulated by numerous laws regarding procedures for waste treatment, storage, recycling, transportation, and disposal activities, all of which may provide the basis for litigation against us. In recent years, the waste treatment industry has experienced a significant increase in so-called "toxic-tort" litigation as those injured by contamination seek to recover for personal injuries or property damage. We believe that as our operations and activities expand, there will be a similar increase in the potential for litigation alleging that we are responsible for contamination or pollution caused by our normal operations, negligence or other misconduct, or for accidents, which occur in the course of our business activities. Such litigation, if significant and not adequately insured against, could adversely affect our financial condition and our ability to fund our operations. Protracted litigation would likely cause us to spend significant amounts of our time, effort, and money. This could prevent our management from focusing on our operations and expansion.

IF WE CANNOT MAINTAIN ADEQUATE INSURANCE COVERAGE, WE WILL BE UNABLE TO CONTINUE CERTAIN OPERATIONS.

      Our business exposes us to various risks, including claims for causing damage to property and injuries to persons that may involve allegations of negligence or professional errors or omissions in the performance of our services. Such claims could be substantial. We believe that our insurance coverage is presently adequate and similar to, or greater than, the coverage maintained by other companies in the industry of our size. If we are unable to obtain adequate or required insurance coverage in the future or, if our insurance is not available at affordable rates, we would violate our permit conditions and other requirements of the environmental laws, rules, and regulations under which we operate. Such violations would render us unable to continue certain of our operations. These events would have a material adverse effect on our financial condition.

OUR OPERATIONS ARE SUBJECT TO SEASONAL FACTORS, WHICH CAUSE OUR REVENUES TO FLUCTUATE.


      We have historically experienced reduced revenues and losses during the first and fourth quarters of our fiscal years due to a seasonal slowdown in operations from poor weather conditions and overall reduced activities during these periods. This trend has continued through the first quarter of 2004. During the first quarter of 2004, we had unaudited revenues of $17.5 million and net loss applicable to common stockholders of $2.0 million, as compared to unaudited revenues of $19.5 million and net loss applicable to common stockholders of $431,000 for the first quarter of 2003. See below "Risk Factors
- Our Industrial waste management services segment has sustained substantial losses, which, if continuing, may have a material adverse effect on your investment in our common stock." During our second and third fiscal quarters there has historically been an increase in revenues and operating profits. If we do not continue to have increased revenues and profitability during the second and third fiscal quarters, this will have a material adverse effect on our results of operation and liquidity.

OUR INDUSTRIAL WASTE MANAGEMENT SERVICES SEGMENT HAS SUSTAINED SUBSTANTIAL LOSSES WHICH, IF CONTINUING, COULD HAVE A MATERIAL ADVERSE EFFECT ON YOUR INVESTMENT IN OUR COMMON STOCK.

      The revenues from our industrial waste management services segment constituted approximately 52.1% and 45.1% of our consolidated revenues in 2003 and 2002, respectively, and 41.6% of our consolidated revenues during the first quarter of 2004. Our industrial waste management services segment sustained losses in 2003 and 2002 of approximately $2.0 million and $3.9 million, respectively. This segment has also sustained an unaudited loss of $2.5 million for the first quarter of 2004, as compared to a loss of $828,000 during the first quarter of 2003. This segment is generally adversely affected by economic downturns, due, in part, to reductions in industrial production that result in reduced levels of hazardous and non-hazardous waste. We believe that the revenues and profits in this segment were negatively impacted by the downturn in our economy that began in 2001 and continued during part of the first quarter of 2004.

      During the fourth quarter of 2003, we completed a restructuring of our industrial waste management services segment, changing this segment's management and increasing its focus on higher-margin generator direct revenues and eliminating lower-margin outside broker revenues. During March 2004, we completed certain acquisitions in the industrial waste management services segment. See "Recent Developments - Acquisitions."

      If our industrial waste management services segment fails to become profitable on an annualized basis in the foreseeable future, this could have a material adverse effect on our results of operations, liquidity and our potential growth.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, OUR GROWTH COULD BE LIMITED.

      Our success is dependent upon our ability to maintain our proprietary technologies. There can be no assurance that the steps taken by us to protect our proprietary technologies will be adequate to prevent misappropriation of these technologies by third parties. Misappropriation of our proprietary technology could have an adverse effect on our operations and financial condition. Changes to current environmental laws and regulations also could limit the use of our proprietary technology.

LOSS OF CERTAIN KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

      Our success depends on the contributions of our key management, environmental and engineering personnel, especially Dr. Louis F. Centofanti, Chairman, President, and Chief Executive Officer. The loss of Dr. Centofanti could have a material adverse effect on our operations, revenues, prospects, and our ability to raise additional funds. Our future success depends on our ability to retain and expand our staff of qualified personnel, including environmental specialists and technicians, sales personnel, and engineers. Without qualified personnel, we may incur delays in rendering our services or be unable to render certain services. We cannot be certain that we will be successful in our efforts to attract and retain qualified personnel as their availability is limited due to the demand for hazardous waste management services and the highly competitive nature of the hazardous waste management industry. We do not maintain key person insurance on any of our employees, officers, or directors.

IF ENVIRONMENTAL REGULATION OR ENFORCEMENT IS RELAXED, THE DEMAND FOR OUR SERVICES WILL DECREASE.

      The demand for our services is substantially dependent upon the public's concern with, and the continuation and proliferation of, the laws and regulations governing the treatment, storage, recycling, and disposal of hazardous, non-hazardous, and low-level radioactive waste. A decrease in the level of public concern, the repeal or modification of these laws, or any significant relaxation of regulations relating to the treatment, storage, recycling, and disposal of hazardous waste and low-level radioactive waste would significantly reduce the demand for our services and could have a material adverse effect on our operations and financial condition. We are not aware of any current federal or state government or agency efforts in which a moratorium or limitation has been, or will be, placed upon the creation of new hazardous waste regulations that would have a material adverse effect on us; however, no assurance can be made that such a moratorium or limitation will not be implemented in the future.

OUR OPERATIONS WILL SUFFER IF WE ARE UNABLE TO MANAGE OUR GROWTH.

      We are currently experiencing a period of growth through internal expansion and strategic acquisitions, including two acquisitions in March 2004. See "Recent Developments -- Acquisitions." This growth has placed, and could continue to place, a significant strain on our management, personnel, and other resources. Our growth requires us to effectively manage our collaborative arrangements and to continue to improve our operational, management, and financial systems and controls, and to successfully train, motivate, and manage our employees. If we are unable to effectively manage our growth, we may not realize the expected benefits of such growth, and such failure could have a material adverse effect on our operations and financial condition.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

      Since our inception, we have not paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to provide funds for the operation and/or expansion of our business.

      The terms of the Series 17 Preferred allow us to pay dividends on the outstanding Series 17 Preferred in cash or common stock. We currently intend to pay the dividends accruing on the Series 17 Preferred in common stock if, and when, declared and paid by our Board of Directors. The actual number of shares of common stock issuable in payment of accrued dividends on the Series 17 Preferred will depend upon the length of time the Series 17 Preferred is outstanding and the price of the common stock at the time of payment of dividends. Our Credit Facility prohibits us from paying cash dividends (including cash dividends on our Series 17 Preferred) without the lender's prior written consent.

EXPIRATION OF THE PRICE-ANDERSON ACT'S INDEMNIFICATION AUTHORITY COULD HAVE ADVERSE CONSEQUENCES ON OUR POWER, DEFENSE, AND ENERGY & ENVIRONMENT BUSINESS UNITS.

      We provide services to the nuclear industry. The Price-Anderson Act promotes the nuclear industry by offering broad indemnification to commercial nuclear power plant operators and DOE contractors for liabilities arising out of nuclear incidents at power plants licensed by the NRC and at DOE nuclear facilities. That indemnification protects not only the NRC license or DOE prime contractor, but also others like us who may be doing work under contract or subcontract for a licensed power plant or under a DOE prime contract. While the Price-Anderson Act's indemnification provisions are broad, it has not been determined whether they apply to all liabilities that might be incurred by a radioactive materials cleanup contractor. Moreover, the Price-Anderson Act indemnification authority expired on December 31, 2003, for NRC licensees, and it will expire on December 31, 2004 for DOE contractors. There are legislative proposals to enact a long-term extension of Price Anderson indemnification authority, as has been done several times in the past. Those proposals are part of the omnibus energy legislation that is pending in Congress. However, that bill has been held up during the last several legislative sessions for reasons unrelated to Price Anderson. DOE contractors who have coverage under current contracts would be unaffected by the expiration of authority at the end of the year. Their coverage continues until the contract under which the indemnification was granted terminates. However, our federal business could be adversely affected if DOE prime contractors are reluctant to enter into new contracts involving nuclear hazards in the absence of an extension of Price Anderson indemnification authority for them after December 31, 2004. DOE has alternative, although more limited, indemnification authority under Public Law 85-804, and when Price Anderson has temporarily lapsed in the past, DOE prime contractors were generally willing to accept that coverage on an interim basis. Private insurers, however, have generally not been willing to cover nuclear hazards associated with DOE work.

WE WILL NOT REALIZE A BENEFIT FROM OUR LOSS CARRYFORWARDS IF WE ARE UNABLE TO GENERATE INCOME.

      We have approximately $23.1 million in net operating loss carryforwards which will expire from 2007 to 2023 if not used against future federal income tax liabilities. Our net loss carryforwards are subject to various limitations and have not been audited by the Internal Revenue Service. We anticipate the net loss carryforwards will be used to reduce the federal income tax payments which we would otherwise be required to make with respect to income, if any, generated in future years.

DELAWARE LAW, CERTAIN OF OUR CHARTER PROVISIONS, THE PRESENCE OF ONE SUBSTANTIAL STOCKHOLDER OF RECORD, AND OUR STOCK OPTION PLANS MAY INHIBIT A CHANGE OF CONTROL UNDER CIRCUMSTANCES THAT COULD GIVE YOU AN OPPORTUNITY TO REALIZE A PREMIUM OVER PREVAILING MARKET PRICES.

      We are a Delaware  corporation  governed,  in part,  by the  provisions of
Section 203 of the General Corporation Law of Delaware, an anti-takeover law. In general, Section 203 prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business contribution is approved in a prescribed manner. As a result of Section 203, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving our security holders of certain opportunities to sell, or otherwise dispose of, their stock in us at above-market prices pursuant to such transactions.

      Our 1991 Performance Equity Plan, 1992 Outside Directors Stock Option Plan, 1993 Nonqualified Stock Option Plan, and 2003 Outside Directors Stock Plan provide for the immediate acceleration of, and removal of restrictions from, options and other awards under such plans upon a "change of control" (as defined in the respective plans). Such provisions may also have the result of discouraging acquisition of us.

      Capital Bank, as agent for its investors, is the record owner of shares of common stock, the issued and outstanding shares of Series 17 Preferred, and outstanding warrants for the purchase of shares of common stock. The existence of one substantial stockholder of record could discourage other persons from attempting to acquire us.

      Under  our  Restated   Certificate  of  Incorporation,   as  amended  (the
"Certificate"), as of April 22, 2004, 33,572,275 shares of common stock (including 988,000 treasury shares) are available for future issuance, of which 17,787,110 are reserved for issuance under our outstanding preferred stock, options and warrants. These authorized shares are necessary to provide us with the ability to issue common stock from time to time as needed for proper corporate purposes, such as:

      o     raising capital funds through private or public offerings;

      o     acquiring other companies;

      o     declaring stock splits or stock dividends; and

      o issuing common stock under warrants, preferred stock, or other rights which may be granted by us from time to time in the future.

      Additional authorization of shares of common stock could be used by incumbent management to make it more difficult, and thereby discourage an attempt to acquire control of us, even though our stockholders may deem such an acquisition desirable. The issuance of new shares of common stock and/or preferred stock could also be used to dilute the stock ownership and voting power of a third party seeking to remove the directors, replace incumbent directors, accomplish certain business combinations alter, amend, or repeal portions of our Certificate or discourage or prohibit a takeover of us.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED IN NEW YORK AND WASHINGTON, D.C. ON SEPTEMBER 11, 2001, AND OTHER ACTS OF VIOLENCE OR WAR, INCLUDING THE MILITARY CONFLICT IN IRAQ, HAVE AND COULD NEGATIVELY IMPACT US AND OTHER U.S. AND FOREIGN COMPANIES, THE FINANCIAL MARKETS, THE INDUSTRIES WHERE WE OPERATE, OUR OPERATIONS AND PROFITABILITY.

      The terrorist attacks that occurred on September 11, 2001 negatively effected our operations and your investment, as the DOE and other governmental agencies that generate radioactive waste suspended shipments of these waste streams to various off-site TSD radioactive waste facilities for a substantial period of time after September 11, 2001 and did not begin to ship waste to these off-site TSD facilities such as ours until the third quarter of 2003. There can be no assurance that there will not be further terrorist attacks worldwide. These attacks have contributed to economic instability in the United States and elsewhere, and future acts of terrorism, violence or war could further affect the industries where we operate, our business, results of operations and financial condition. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have an adverse effect on our operations or your investment.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. All statements, other than statements of historical fact, in this prospectus are forward-looking statements, including statements regarding, among other things:

      o     the adequacy of our insurance;

      o     our ability to continue to borrow under the Credit Facility;

      o     our ability to manage our growth;

      o     potential for litigation against us;

      o     our ability to be profitable on a long term basis;

      o     our ability to protect our proprietary technologies;

      o our ability to utilize net operating loss carryforwards against future federal income tax liabilities;

      o     our ability to comply with our general working capital requirements;

      o     our ability to retain certain permits or licenses;

      o     the  adoption  of  moratoriums  or  limitations  by federal or state
            governments   regarding   the  creation  of  new   hazardous   waste
            regulations.

      Although we believe our expectations reflected in those forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to be correct. Important factors which could cause actual results and future outcomes to differ materially from those described in this prospectus include, but are not limited to, the following:

      o     general economic conditions;

      o     material reduction in revenues;

      o inability to collect in a timely manner a material amount of receivables;

      o     increased competitive pressures;

      o inability to maintain and obtain required permits and approvals to conduct operations;

      o reduction in revenues and profitability of services provided by us due to increased competition;

      o future federal tax audit or audits which could reduce our loss carryforwards;

      o limitations imposed by the Internal Revenue Code or our inability to utilize our loss carryforwards;

      o inability to develop new and existing technologies in the conduct of operations or to develop such technologies for commercial use;

      o     changes  in  federal,   state,   and  local  laws  and  regulations,
            especially environmental regulations, or in the interpretation of such laws and regulations;

      o potential increases in equipment, maintenance, operating or labor costs;

      o     management retention and development;

      o inability to secure additional liquidity in the form of additional equity or debt;

      o     inability to maintain the listing of our common stock on the Nasdaq;

      o cancellation of one or more DOE subcontracts; and o the factors set forth under "Risk Factors" beginning on page 2 of this prospectus.

      In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "continue," or the derivative of these terms or other similar expressions. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by the cautionary statements included in this prospectus. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                               RECENT DEVELOPMENTS

      The following are all material changes to our affairs which have occurred since the end of our latest fiscal year for which audited financial statements were included in our Form 10-K for year ended December 31, 2003, and which have not been described in a report on Form 8-K filed under the Exchange Act:

PRIVATE PLACEMENT

      Pursuant to a Securities Purchase Agreement, dated March 22, 2004, we completed a private placement of our common stock and warrants for the purchase of our common stock, and received gross proceeds of approximately $10.4 million in connection with this offering. We sold to 15 accredited investors 4,616,113 shares of common stock at $2.25 per share and warrants for the purchase of up to an additional 1,615,638 shares of common stock. The warrants have an exercise price of $2.92 per share and a three year term. The warrants may be exercised pursuant to a cashless exercise option if, at any time after one year from the date of issuance of the warrants, there is no effective registration statement registering the resale of the shares issuable upon exercise of the warrants and such shares are not eligible to be sold pursuant to Rule 144(k) of the Securities Act.

      We realized net proceeds from the private placement of approximately $9.9 million, after paying fees of $515,000 to the placement agent and certain expenses of the placement agent. The net proceeds were used as follows:

      o $2.9 million in connection with a certain acquisition discussed below; and

      o the remaining $7.0 million to reduce debt, make certain capital expenditures and for working capital purposes.

      As compensation for consulting services in connection with the private placement, we issued warrants ("Consultant Warrants") to outside consultants to purchase an aggregate of 160,000 shares of our common stock, subject to adjustment. The Consultant Warrants have an exercise price of $2.92 per share and a three year term.

      The exercise price of, and number of shares of common stock issuable upon exercise of, the warrants and Consulting Warrants are each subject to adjustment upon certain events. These events include, among others, stock splits and reclassifications of our common stock, and certain reorganizations, mergers and consolidations.

      The issuance of shares, warrants and Consultant Warrants described above was made pursuant to a private placement under Section 4(2) and/or Regulation D of the Securities Act. The shares issued in the private placement and issuable upon exercise of the warrants issued in the private placement (excluding the shares issuable under the Consultant Warrants) are subject to demand and piggyback registration rights. All of the shares listed above are registered for resale in the registration statement, of which this prospectus is a part.

ACQUISITIONS

      In March 2004,  we  completed  the  acquisition  of certain  assets of two companies owned by US Liquids, Inc. We acquired assets of USL Environmental Services, Inc., d/b/a A&A Environmental ("A&A"), primarily located in Baltimore, Maryland. We also acquired certain assets of US Liquids of Pennsylvania d/b/a EMAX ("EMAX"), located in Pittsburgh, Pennsylvania. We paid $2.9 million in cash for these assets. A&A and EMAX had unaudited combined revenues in 2003 of approximately $15 million and had an unaudited combined net loss of approximately $299,000.

      A&A is a full line provider of environmental, marine and industrial maintenance services. A&A has been in business for over 45 years and continues to adapt to meet the specialized needs of today's environmental and plant managers. A&A offers expert environmental services such as 24 hour emergency response, vacuum services, hazardous and non-hazardous waste disposal, marine environmental and other remediation services. EMAX, through its field and industrial services group, provides a variety of environmental services such as transportation of drums and bulk loads, tank cleaning, industrial maintenance, dewatering, drum management and chemical packaging. EMAX also has a wastewater treatment group, which provides for the treatment of non-hazardous wastewaters such as leachates, oily waters, industrial process waters and off-spec products. We currently intend to continue operating the assets acquired from A&A and EMAX substantially as they were operated prior to acquisition.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares by the Selling Stockholders. We will receive approximately $5,184,863 if the Selling Stockholders exercise, for cash, all of the warrants and Consultant Warrants covering the shares included in this prospectus. We currently intend to use any proceeds received by us from the exercise of the warrants and Consultant Warrants to reduce debt and/or general working capital.

      We have agreed to pay all costs and fees relating to the registration of the common stock covered by this prospectus, except for any discounts, concessions, or commissions payable to underwriters, dealers, or agents incident to the offering of the shares covered by this prospectus, or any legal fees incurred by any Selling Stockholders relating to this offering.

                              SELLING STOCKHOLDERS

      The shares of common stock being offered by the Selling Stockholders consist of (a) 4,616,113 shares issued in the private placement effected in March 2004, (b) 1,615,638 shares issuable upon the exercise of the warrants issued in the private placement, and (c) 160,000 shares issuable upon the exercise of the Consultant Warrants issued in connection with the private placement. These shares of common stock are described under "RECENT DEVELOPMENTS
- Private Placement." We are registering the shares of common stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the Selling Stockholders have not had any material relationship with us within the past three years other than (a) R. Keith Fetter, Joe Dilustro, and Chet Dubov, who provided consulting services in connection with the private placement, and (b) Andy Reckless, who, in his capacity as managing member of PEF Advisors, LLC, the investment advisor for Palisades Master Fund, L.P. ("Palisades"), has voting and dispositive power over the shares owned of record by Palisades, is chairman of HPC Capital Management Corporation, which acted as our placement agent in the Private Placement.

      The following table sets forth as to each Selling Stockholder: (a) the name of each Selling Stockholder, (b) the amount of shares beneficially owned as of April 12, 2004, (c) the number of shares of common stock owned by each Selling Stockholder which are included under this prospectus, (d) the number of shares beneficially owned after the offering, assuming that all shares of common stock being offered hereby are sold and that such are outstanding, and (e) the percentage of common stock beneficially owned after completion of the offering. Unless otherwise noted, each Selling Stockholder has sole voting and investment power over the shares of common stock listed as beneficially owned by the Selling Stockholder.

      The common stock being offered includes shares of common stock that may be acquired upon the exercise of outstanding warrants, whether such are currently exercisable. The Selling Stockholders may sell all, some or none of their shares in this offering. See "PLAN OF DISTRIBUTION."

      The percentage of common stock beneficially owned after completion of this offering assumes: (a) all shares of common stock covered by this prospectus are sold, (b) the Selling Stockholder does not acquire beneficial ownership of additional shares of common stock after the date of this prospectus, and (c) we do not issue any additional shares of common stock after the date of this prospectus, except the shares of common stock which a person has the right to acquire upon the exercise of warrants and conversion of preferred stock outstanding as of the date of this prospectus, but such shares are not determined to be outstanding for the purpose of computing the percentage ownership of any other person. The percentages indicated are based on outstanding common stock of 41,427,725 shares as of April 12, 2004.

      This prospectus covers the resale of the shares of common stock issuable upon exercise of the warrants issued in the private placement and the shares of common stock issuable upon exercise of the Consultant Warrants, determined as if the warrants and Consultant Warrants were exercised in full. Because the exercise price of the warrants and Consultant Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

      Under the terms of the warrants, a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The table below does not reflect this limitation.

      None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers. Based on the information provided to us, each of the Selling Stockholders purchased the shares and the warrants, and upon the exercise of the warrants, will purchase the shares underlying the warrants in the ordinary course of business and did not at the time of their purchase have an arrangement to effect any distribution of the shares, warrants and shares underlying the warrants to or through any person or entity

                                               SHARES OWNED            SHARES BEING            SHARES OWNED
                                              BEFORE OFFERING             OFFERED             AFTER OFFERING
                                       ----------------------------- ------------------  --------------------------
SELLING STOCKHOLDER                        NUMBER           PERCENT       NUMBER            NUMBER         PERCENT
                                       ----------------    --------- ------------------  --------------  ----------
Alexandra Global Master Fund Ltd             1,012,500 (1)     2.4%          1,012,500        --            --
Alpha Capital AG                               210,000 (2)        *            210,000        --            --
Baystar Capital II, L.P.                       243,000 (3)        *            243,000        --            --
Bristol Investment Fund, Ltd.                  240,000 (4)        *            240,000        --            --
Crescent International Ltd                     405,000 (5)        *            405,000        --            --
Crestview Capital Master LLC                   900,002 (6)     2.2%            900,002        --            --
Geduld Capital Partners LP                     101,250 (7)        *            101,250        --            --
Gruber & McBaine International                 150,000 (8)        *            150,000        --            --
Irwin Geduld Revocable Trust                    67,500 (9)        *             67,500        --            --
J Patterson McBaine                             59,999 (10)       *             59,999        --            --
Jon D. Gruber and Linda W. Gruber              150,000 (11)       *            150,000        --            --
Lagunitas Partners LP                          360,000 (12)       *            360,000        --            --
Omicron Master Trust                           300,000 (13)       *            300,000        --            --
Palisades Master Fund, L.P.                  1,822,500 (14)    4.3%          1,822,500        --            --
Stonestreet LP                                 210,000 (15)       *            210,000        --            --
R. Keith Fetter                                100,000 (16)       *            100,000        --            --
Joe Dilustro                                    30,260 (17)       *             30,000        260            *
Chet Dubov                                      30,000 (18)       *             30,000        --            --


      *     Less than 1%

      (1)   Includes  750,000  shares,  and  262,500  shares  issuable  upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Alexandra Investment Management, LLC, a Delaware limited liability company ("Alexandra"), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company ("Master Fund"). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as benefically owned by Master Fund. Alexandra disclaims beneficial ownership of such shares of commons stock. Messrs. Mikhail A. Filimonov ("Filimonov") and Dimitri Sogoloff ("Sogoloff") are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

      (2) Includes 155,556 shares, and 54,444 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement."

      (3) Includes 180,000 shares, and 63,000 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Steve Derby, Lawrence Goldfarb, and Steven M. Lamar, as managing members of Baystar Capital Management, LLC, the general partner of Baystar Capital II, L.P., share voting and investment power over these shares and disclaim beneficial ownership of these shares.

      (4) Includes 177,778 shares, and 62,222 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Paul Kessler, as director and managing member of the investment manager to Bristol Investment Fund, Ltd., has voting and investment power over these shares.

      (5)   Includes  300,000  shares,  and  105,000  shares  issuable  upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.

      (6)   Includes  666,668  shares,  and  233,334  shares  issuable  upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement."

      (7) Includes 75,000 shares, and 26,250 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Steven Geduld, in his capacity as president of Geduld Capital Partners, LP, has voting and investment power over these shares.

      (8) Includes 111,111 shares, and 38,889 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Gruber & McBaine Capital Management is the investment advisor of Gruber & McBaine International and the general partner of Lagunitas Partners, L.P. and consequently has voting control and investment discretion over the securities held by Gruber & McBaine International and Lagunitas Partners, L.P. Gruber & McBaine Cap Management is managed by Jon D. Gruber and J. Patterson McBaine. Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber and J. Patterson McBaine disclaim beneficial ownership of shares held by each other.

      (9) Includes 50,000 shares, and 17,500 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Irwin Geduld, as trustee, has voting and dispositive power over these shares.

      (10) Includes 44,444 shares, and 15,555 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." See footnote (8) for a discussion of certain relationships.

      (11) Includes 111,111 shares, and 38,889 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." See footnote (8) for a discussion of certain relationships.

      (12) Includes 266,667 shares, and 93,333 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." See footnote (8) for a discussion of certain relationships.

      (13) Includes 222,222 shares, and 77,778 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement."

      (14) Includes 1,350,000 shares, and 472,500 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Andy Reckless is the managing member of PEF Advisors, LLC ("PEF"), the investment manager to Palisades Masterfund, L.P. By reason of such relationship, Mr. Reckless may be deemed to have voting and investment power over these shares.

      (15) Includes 155,556 shares, and 54,444 shares issuable upon the exercise of warrants, issued in connection with the private placement discussed under "Recent Developments - Private Placement." Michael Finkelstein and Elizabeth Leonard, in their capacity as officers of Stonestreet LP share voting and investment power over these shares.

      (16) Includes 100,000 shares issuable upon the exercise of Consultant Warrants discussed under "Recent Developments - Private Placement."

      (17) Includes 30,000 shares issuable upon the exercise of Consultant Warrants discussed under "Recent Developments - Private Placement," and 260 shares beneficially owned by Mr. Dilustro's spouse. Mr. Dilustro may be considered to share beneficial ownership with his spouse over the shares beneficially owned by her.

      (18) Includes 30,000 shares issuable upon the exercise of the Consultant Warrants discussed under "Recent Developments - Private Placement."

                              PLAN OF DISTRIBUTION

      The Selling Stockholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     settlement of short sales;

      o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale;

      o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

      o     any other method permitted pursuant to applicable law.

      The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what are customary in the types of transactions involved.

      In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

      We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

      We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                                  LEGAL OPINION

      Conner & Winters, P.C., Oklahoma City, Oklahoma will opine as to the validity of the shares of common stock being offered hereby.

                                     EXPERTS

Our financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

      Approximately 85% and 87% of the total hours spent on the audit of our financial statements for the years ended December 31, 2003 and 2002, respectively, were spent by Gallogly, Fernandez & Riley, LLP ("GFR"), as a member of the BDO alliance network of firms. Members of the BDO alliance network of firms, including GFR, are not full time, permanent employees of BDO.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with it. This allows us to disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the Selling Stockholders sell all the Shares:

      o Our annual report on Form 10-K for the fiscal year ended December 31, 2003;

      o     Our current report on Form 8-K filed on March 2, 2004;

      o     Our current report on Form 8-K filed on March 23, 2004;

      o     Our current report on Form 8-K/A filed on April 2, 2004;

      o     Our current report on Form 8-K filed on April 8, 2004;

      o     Our current report on Form 8-K filed on April 30, 2004; and

      o Description of our common stock contained in our Registration Statement on Form 8-A, dated October 30, 1992.

      You can request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

                     Perma-Fix Environmental Services, Inc.
                          Attention: Richard T. Kelecy
                            1940 Northwest 67th Place
                           Gainesville, Florida 32653
                            Telephone (352) 373-4200

      You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The Selling Stockholders will not make an offer of these Shares in any state where the offer is not permitted.

      This prospectus is part of a registration statement we filed with the SEC (Registration No. 333- ). That registration statement and the exhibits filed along with the registration statement contain more information about the shares sold by the Selling Stockholders. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts, which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC's public reference rooms or their website.

                     [PERMAFIX ENVIRONMENTAL SERVICES LOGO]



                                6,391,751 SHARES

                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.

                                  COMMON STOCK




                               -------------------

                                   PROSPECTUS

                               -------------------





                                __________, 2004

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

Nature of Expenses

        SEC Registration Fee                                $          1,685
        Legal Fees (Including Blue Sky)                     $         25,000
        Accounting Fees and Expenses                        $          6,500
        Printing                                            $            500
        Miscellaneous                                       $              0
                                                            ----------------

              Total:                                        $         33,685
                                                            ----------------


The foregoing expenses, except for the registration fee, are estimated pursuant to Item 511 of Regulation S-K.

Item 15. Indemnification of Officers and Directors

      Section 145 of the Delaware Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnification.

      Article EIGHTH of our Restated Certificate of Incorporation, as amended, provides as follows with respect to the indemnification of our officers and directors:

            All persons who the Corporation is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Corporation to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. No repeal or amendment of this Article EIGHTH shall adversely affect any rights of any person pursuant to this Article EIGHTH which existed at the time of such repeal or amendment with respect to acts or omissions occurring prior to such repeal or amendment.

      Our Restated Certificate of Incorporation, as amended, provides that no director shall be personally liable to us or its stockholders for any monetary damages for breaches of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits


EXHIBIT NO.                             DESCRIPTION
--------------------------------------------------------------------------------

         4.1 Securities Purchase Agreement dated March 16, 2004, between the Company and Alexandra Global Master Fund, Ltd., Alpha Capital AG, Baystar Capital II, L.P., Bristol Investment Fund, Ltd., Crescent International Ltd, Crestview Capital Master LLC, Geduld Capital Partners LP, Gruber & McBaine International, Irwin Geduld Revocable Trust, J Patterson McBaine, Jon D. Gruber and Linda W. Gruber, Lagunitas Partners LP, Omicron Master Trust, Palisades Master Fund, L.P., Stonestreet LP. The Company will furnish supplementally a copy of all omitted schedules to the Commission upon request.

--------------------------------------------------------------------------------

         4.2 Registration Rights Agreement, dated March 16, 2004, between the Company and Alexandra Global Master Fund, Ltd., Alpha Capital AG, Baystar Capital II, L.P., Bristol Investment Fund, Ltd., Crescent International Ltd, Crestview Capital Master LLC, Geduld Capital Partners LP, Gruber & McBaine International, Irwin Geduld Revocable Trust, J Patterson McBaine, Jon D. Gruber and Linda W. Gruber, Lagunitas Partners LP, Omicron Master Trust, Palisades Master Fund, L.P., Stonestreet LP.

--------------------------------------------------------------------------------

       4.3 Common Stock Purchase Warrant, dated March 16, 2004, issued by the company to Alexandra Global Master Fund, Ltd., for the purchase of 262,500 shares of the Company's common stock. Substantially similar warrants were issued by the Company to the following: (1) Alpha Capital AG, for the purchase of up to 54,444 shares; (2)Baystar Capital II, L.P., for the purchase of up to 63,000 shares; (3) Bristol Investment Fund, Ltd., for the purchase of up to 62,222 shares; (4) Crescent International Ltd, for the purchase of up to 105,000 shares;
                   (5) Crestview Capital Master LLC, for the purchase of up to 233,334 shares; (6) Geduld Capital Partners LP, for the purchase of up to 26,250 shares; (7) Gruber & McBaine International, for the purchase of up to 38,889 shares; (8) Irwin Geduld Revocable Trust, for the purchase of up to 17,500 shares; (9) J Patterson McBaine, for the purchase of up to 15,555 shares; (10) Jon D. Gruber and Linda W. Gruber, for the purchase of up to 38,889 shares; (11) Lagunitas Partners LP, for the purchase of up to 93,333 shares; (12) Omicron Master Trust, for the purchase of up to 77,778 shares; (13) Palisades Master Fund, L.P., for the purchase of up to 472,500 shares; and (14) Stonestreet LP, for the purchase of up to 54,444 shares. Copies will be provided to the Commission upon request.

--------------------------------------------------------------------------------

         4.4 Loan and Security Agreement by and between the Company, subsidiaries of the Company as signatories thereto, and PNC Bank, National Association, dated December 22, 2000, as incorporated by reference from Exhibit 99.1 to the Company's Form 8-K dated December 22, 2000.

--------------------------------------------------------------------------------

         4.5 First Amendment to Loan Agreement and Consent, dated January 30, 2001, between the Company and PNC Bank, National Association as incorporated by reference from Exhibit 99.7 to the Company's Form 8-K dated January 31, 2001.

--------------------------------------------------------------------------------

         4.6 Note and Warrant Purchase Agreement, dated July 31, 2001, among the Company, AMI, and BEC is incorporated by reference from Exhibit 99.1 to the Company's Form 8-K, dated July 30, 2001.

--------------------------------------------------------------------------------

         5.1      Opinion of Conner & Winters, P.C.

--------------------------------------------------------------------------------

         10.1 Asset Purchase Agreement dated March 23, 2004, between the Company and USL Environmental Services, Inc., a Maryland corporation, d/b/a A & A Environmental, is incorporated by reference from Exhibit 5.1 of our Current Report on Form 8-K dated March 23, 2004, and filed on April 8, 2004. The Company will furnish supplementally a copy of all omitted schedules to the Commission upon request.

--------------------------------------------------------------------------------

         10.2 Asset Purchase Agreement dated March 23, 2004, between the Company and US Liquids of Pennsylvania, Inc., a Pennsylvania corporation, d/b/a EMAX of Pittsburgh, Pa., is incorporated by reference from Exhibit 5.2 of our Current Report on Form 8-K dated March 23, 2004, and filed on April 8, 2004. The Company will furnish supplementally a copy of all omitted schedules to the Commission upon request.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         10.3 Common Stock Purchase Warrant, dated March 16, 2004, granted by the Company to R. Keith Fetter. Substantially similar warrants were granted to Joe Dilustro and Chet Dubov, each for the purchase of 30,000 shares of the Company's common stock. Copies will be provided to the Commission upon request.

--------------------------------------------------------------------------------

         23.1     Consent of BDO Seidman, LLP.

--------------------------------------------------------------------------------

         23.2 Consent of Conner & Winters, as contained in Exhibit 5.1 hereto and incorporated herein by reference.
--------------------------------------------------------------------------------

Item 17.  Undertakings

The Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

      (i)   To include any prospectus required by Section 10(a)(3) of the Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Company hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                             SIGNATURES FOR FORM S-3

      Pursuant to the requirements of the Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on the 30th day of April, 2004.


                                PERMA-FIX ENVIRONMENTAL SERVICES, INC.

                                By: /s/ Dr. Louis F. Centofanti
                                    ----------------------------------------
                                    Dr. Louis F. Centofanti
                                    Chairman of the Board
                                    Chief Executive Officer


                                POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Dr. Louis F. Centofanti and Richard T. Kelecy, and each of them, with full power of substitution and resubstitution and each with full power to act without the other, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission or any state, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                              TITLE                        DATE
                ---------                              -----                        ----
/s/ Dr. Louis F. Centofanti
--------------------------------
Dr. Louis F. Centofanti                  Chairman of the Board of            April 30, 2004
                                         Directors, President, and Chief
                                         Executive Officer
                                         (Principal Executive Officer)


/s/ Richard T. Kelecy
--------------------------------
Richard T. Kelecy                        Chief Financial Officer             April 30, 2004
                                         (Principal Financial and
                                         Accounting Officer)


/s/ Jon Colin
--------------------------------
Jon Colin                                Director                            April 30, 2004


/s/ Jack Lahay
--------------------------------
Jack Lahav                               Director                            April 30, 2004


/s/ Joe R. Reeder
--------------------------------
Joe R. Reeder                            Director                            April 30, 2004


/s/ Alfred C. Warrington, IV
--------------------------------
Alfred C. Warrington, IV                 Director                            April 30, 2004


/s/ Dr. Charles E. Young
--------------------------------
Dr. Charles E. Young                     Director                            April 30, 2004


/s/ Mark A. Zwecker
--------------------------------
Mark A. Zwecker                          Director                            April 30, 2004